BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006

Linda L. Assali             Mailing Address
Vice President              BT Services Tennessee,
Inc.
Telephone : (615)835-2901   648 Grassmere Park Road
                            Nashville, Tennessee
37211
                            February 14, 1997
Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filling Desk


Dear Sirs :

    Re :   Filing of Schedule 13G on

    TEKTRONIX INC





Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.


Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,

                            Linda L. Assali





Enclosures













                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of
               1934 (Amendment No. ) *
                           --------


                  TEKTRONIX INC
                 NAME OF ISSUER :

                      Common Stock:  No Par
           TITLE OF CLASS OF SECURITIES
                    879131100
                   CUSIP NUMBER

Check the following box if a fee is being paid with
this statement   [ x ].                 (A fee is not
required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 Continued on following page(s)


                                    Page 2 of 6

CUSIP No. 879131100

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation and its whollyowned
     subsidiary, Bankers Trust Company and its
indirectly wholly owned susidiary, BT Australia Limited.     13-
6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporation.  BT
     Australia Limited is an Australian Corporation.

NUMBER OF  5. SOLE VOTING POWER
              Bankers Trust Company     261,053
              BT Australia Limited    1,408,453
                                      1,669,506
shares SHARES
BENEFICIALLY
           6. SHARED VOTING POWER
              Bankers Trust Company           0
              BT Australia Limited            0
                                              0
shares OWNED BY
EACH       7. SOLE DISPOSITION POWER
              Bankers Trust Company     459,636
              BT Australia Limited    1,408,453
                                      1,868,089
shares REPORTING
PERSON     8. SHARED DISPOSITION POWER
              Bankers Trust Company          70
              BT Australia Limited            0
                                             70 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
     PERSON
              Bankers Trust Company     459,636
              BT Australia Limited    1,408,453
                                      1,868,159 shares



                                      Page 3 of 6
CUSIP No. 879131100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
  EXCLUDES CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     Bankers Trust Company           1.40%
     BT Australia Limited            4.29%
                                     5.69%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation -
            HC Bankers Trust Company - BK
            BT Australia Limited - CO

Item 1 (a)     NAME OF ISSUER:

        TEKTRONIX INC

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL
EXECUTIVE
        OFFICES:

          26600 S.W. Parkway
          P.O. Box 1000
          Wilsonville, OR 97070-1000

Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company and its indirectly wholly owned subsidiary BT
          Australia Limited.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York 10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, and its wholly - owned subsidary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New
York. BT Australia Limited is an Australia company doing

business in Australia.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  No Par

CUSIP No. 879131100                   Page 4 of

6

Item 2 (e)     CUSIP NUMBER:

          879131100

Item 3    THE PERSON FILING IS A:

     For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust company,
  (b) [X] Bank as defined in Section 3(a)(6) of the Act

     BT Australia Limited is a corporation
     permitted to report on Schedule 13G in accordance

     with Securities and Exchange Commission no-action

     letter to Bankers Trust New York Corporation dated

     May 15, 1990 (avail. May 15, 1990).

Item 4     OWNERSHIP:

  As of December 31, 1996

  (a)   Amount Beneficially Owned:

        Bankers Trust Company      459,706
        BT Australia Limited     1,408,453
                                 1,868,159
shares


  (b)  Percent of Class:

        Bankers Trust Company        1.40%
        BT Australia Limited         4.29%
                                     5.69%

CUSIP No. 879131100                  Page 5 of 6


  (c)          Number of shares as to which the Bank
                         has:

 (i)          Sole power to vote or to direct the vote
                           -

              Bankers Trust Company    261,053
              BT Australia Limited   1,408,453
                                     1,669,506 shares

 (ii)         Shared power to vote or to direct the vote
                            -

              Bankers Trust Company         0
              BT Australia Limited          0
                                            0
shares
(iii)       Sole power to dispose or to direct the
             disposition of -

              Bankers Trust Company   459,636
              BT Australia Limited  1,408,453
                                    1,868,089
                                    shares

 (iv)        Shared power to dispose or to direct
                        the
             disposition of -

              Bankers Trust Company        70
              BT Australia Limited          0
                                           70 shares

Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        [   ]

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
       ANOTHER PERSON:

             Not applicable.

Item 7     IDENTIFICATION AND CLASSIFICATION OF THE
           SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
           REPORTED ON BY THE PARENT HOLDING COMPANY:

        See Item 3 above.

Item 8     IDENTIFICATION AND CLASSIFICATION OF
          MEMBERS OF THE GROUP:

             Not applicable.

Item 9     NOTICE OF DISSOLUTION OF

GROUP:

             Not applicable.

                                      Page 6 of 6

CUSIP No. 879131100





Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1996

Signature:      Bankers Trust New York

Corporation

By :           /s/James T. Byrne, Jr.

Name :       James T. Byrne, Jr.

Title:          Secretary

Signature:      Bankers Trust Company

By:            /s/James T. Byrne, Jr.

Name:        James T. Byrne, Jr.

Title:          Secretary

Signature:      BT Australia Limited

By:            /s/ Jarod Glenn Benson

Name:        Jarod Glenn Benson

Title:          Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:




             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                                Bankers Trust Company
                                             |
                                          100%
                                             |

                        Bankers International
Corporation

                                             |
                                         100%
                                             |

        B.T. International (Delaware), Inc.
                 |
                100%
                 |

 BT Foreign Investment Corporation

                 |
                100%
                 |

BT Investments (Australia) Limited

                 |
               100%
                 |

  Bankers Trust Australia Limited

                 |
               100%
                 |

       BT Australia Limited